BY-LAW NO. 1
of
GERDAU AMERISTEEL CORPORATION
(the “Corporation”)
1. INTERPRETATION
1.1 Expressions used in this By-law shall have the same meanings as corresponding expressions in the Canada Business Corporations Act (the “Act”).
1.2 All previous by-laws of the Corporation are replaced as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of any by-law so repealed or the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or directors with continuing effect passed under any repealed by-law shall continue as good and valid except to the extent inconsistent with this by-law and until amended or repealed.
2. CORPORATE SEAL
2.1 The Corporation shall have a corporate seal which shall be adopted and may be changed by resolution of the directors.
3. FINANCIAL YEAR
3.1 Until changed by the directors, the financial year of the Corporation shall end on the last day of December in each year.
4. DIRECTORS
4.1 Number. The number of directors shall be not fewer than the minimum and not more than the maximum provided in the articles. At each election of directors the number elected shall be the number of directors then in office unless the directors or the shareholders otherwise determine.

4.2 Quorum. A quorum of directors shall be two-fifths of the number of directors or, such greater or lesser number as the directors or shareholders may from time to time determine. If the number of directors is not evenly divisible by five, then the next whole number above two-fifths of the number of directors shall constitute a quorum.
4.3 Calling of Meetings. Meetings of the directors shall be held at such time and place as the Chair of the Board, the President or any two directors may determine.
4.4 Notice of Meetings. Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the date of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.
4.5 Regular Meetings. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purposes thereof or the business to be transacted thereat to be specified.
4.6 Meeting by Telephonic or Electronic Facility. If all the directors of the Corporation consent, a meeting of directors or of a committee of directors may be held by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means is deemed to be present at that meeting.
4.7 Chair. The Chair of the Board, or in the Chair’s absence the President if a director, or in the President’s absence a director chosen by the directors at the meeting, shall be chair of any meeting of directors.

4.8 Voting at Meetings. At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes. In case of an equality of votes the chair of the meeting shall have a second or casting vote.
4.9 Remuneration and Expenses. The directors shall be paid such remunerations for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the shareholders, the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor. Any remuneration payable to a director who is also an officer or employee of the Corporation or who serves it in any professional capacity shall, unless the board of directors otherwise directs, be in addition to his salary as an officer or employee or to his professional fees, as the case may be. The board may by resolution award special remuneration to any director undertaking any special services on the Corporation’s behalf other than work required of him as a director of the Corporation and the confirmation of any such resolution or resolutions by the shareholders shall not be required.
5. OFFICERS
5.1 General. The directors may from time to time appoint a Chair of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine. Except for the Chair of the Board and a Vice-Chair of the Board, if any, an officer need not be a director.
5.2 Chair of the Board. The Chair of the Board, if any, shall be appointed from among the directors and when present shall be chair of meetings of directors and shareholders and shall have such other powers and duties as the directors may determine.
5.3 President. Unless the directors otherwise determine the President shall be appointed from among the directors and shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs and in the absence of a Chair of the Board shall be chair of meetings of directors and shareholders when present.

5.4 Vice-President. A Vice-President shall have such powers and duties as the directors or the chief executive officer may determine.
5.5 Secretary. The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and shall have such other powers and duties as the directors or the chief executive officer may determine.
5.6 Treasurer. The Treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required on the financial position of the Corporation, and have such other powers and duties as the directors or the chief executive officer may determine.
5.7 Assistants. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the directors or the chief executive officer otherwise direct.
5.8 Variation of Duties. The directors may, from time to time, vary, add to or limit the powers and duties of any officer.
5.9 Term of Office. Each officer shall hold office until the officer’s successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.
6. INDEMNIFICATION AND INSURANCE
6.1 Indemnification of Directors and Officers. The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity of another entity, and the heirs and legal representatives of such a person to the extent permitted by the Act.
6.2 Insurance. The Corporation may purchase and maintain insurance for the benefit of any person referred to in the preceding section to the extent permitted by the Act.

7. SHAREHOLDERS
7.1 Quorum. A quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting.
7.2 Casting Vote. In case of an equality of votes at a meeting of shareholders the Chair of the meeting shall have a second or casting vote.
7.3 Scrutineers. The Chair at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.
7.4 Electronic Meetings and Voting. If the directors call a meeting of shareholders, they may determine that the meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Corporation must enable the votes to be gathered in a manner that permits their subsequent verification and permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.
7.5 Persons Entitled to be Present. The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.
8. DIVIDENDS AND RIGHTS
8.1 Declaration of Dividends. Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.
8.2 Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation’s securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address in the Corporation’s securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.
8.3 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.
8.4 Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.
9. EXECUTION OF INSTRUMENTS
9.1 Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any two directors or by a director and an officer or by one of the Chair of the Board, the President and a Vice-President together with one of the Secretary and the Treasurer or in such other manner as the directors may determine; except that insider trading reports may be signed on behalf of the Corporation by any one director or officer of the Corporation.
10. NOTICE
10.1 A notice mailed to a shareholder, director, auditor or member of a committee shall be deemed to have been received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or the document at that time or at all.
10.2 Electronic Delivery. Provided the addressee has consented in writing or electronically in accordance with the Act and the regulations thereunder, the Corporation may satisfy the requirement to send any notice or document referred to in section 10.1 by creating and providing an electronic document in compliance with the Act and the regulations under the Act. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the document is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic document, or, if such notice is sent electronically, when it enters the information system designated by the addressee.
10.3 Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.